COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED

2008 FEB 21 A 9:33

February 14, 2008

Office of International Corporate Finance
Division of Corporate Finance [redacted]
Securities and Exchange Commissi
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

08000816

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose English translations of two press releases recently issued in Frankfurt relating to preliminary year-end results for 2007 and the announced intention to merge Hypothekenbank in Essen AG with Eurohypo AG. Both of these items are also published on Commerzbank's website. They may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President &
General Counsel

Michael Fruchter
Vice President &
Counsel

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

COMMERZBANK

/ press release /

February 14, 2008

Commerzbank posts record results in 2007
- The consolidated surplus rose by 20% to EUR 1.92 billion
- Return on equity after taxes improved to 15.4%
- Dividend to be increased to EUR 1 per share

Despite the turbulence in the international financial markets, 2007 was a good year for Commerzbank. At EUR 2.51 billion, operating profit was almost the same as it was the year before. The consolidated surplus rose by 20%, reaching a record EUR 1.92 billion. This represents a return on equity after taxes of 15.4%. Shareholders will participate directly in this good result as the Supervisory Board will be asked to increase the dividend from 75 cents to EUR 1 per share.

"We kept our word and met or exceeded our targets, despite the enormous challenges," noted Commerzbank's Chairman of the Board Klaus-Peter Müller as he presented the annual financial statement. "The consolidated surplus rose again. Our profitability is confirmation of the strength and the solidity of our business model and has allowed us to achieve above-average returns on equity in our core business areas even under difficult conditions. The core capital ratio of 6.9% is proof of our good capital base. Overall, the annual financial statement proved the high quality of our risk management," said Müller.

Net interest and commission income at high level

The **Q4 2007** result was impacted by further write-downs of EUR 248 million due to the exposure to the US subprime market. Together with the loss reported by subsidiary Essen Hyp and charges as a result of the rearrangements in the public finance business, this led operating profit to fall to EUR 169 million. However, good performance in the area of net interest and commission income shows that current operations are on solid footing. The consolidated surplus reached EUR 201 million in the fourth quarter.

Revenues remained high for **2007 as a whole**, although at EUR 4.02 billion net interest income fell slightly. Excluding the Public Finance and Treasury segment, however, it would have seen a seven percent increase. At EUR 479 million, loan-loss provisions were practically half of the previous year's level. Net commission income in 2007 was excellent, increasing by 6% to EUR 3.15 billion. Despite the market turbulence, trading profit reached EUR 879 million. At EUR 126 million, the net profit on financial assets was considerably lower than in the previous year as a result of subprime write-downs of EUR 583 million.

The net balance of income and expenses resulted in an operating profit of EUR 2.51 billion for 2007. Had it not been for the charges from the US subprime portfolio and Essen Hyp, Commerzbank would have posted a record profit of EUR 3.25 billion – around 20% more than the year before.

The consolidated surplus of EUR 1.92 billion (+19.5%) will be used to increase the distribution to shareholders (EUR 657 million) and improve retained earnings (the remaining EUR 1.26 billion). Earnings per share increased to EUR 2.92, and return on equity after taxes improved from 14.2% to 15.4%.

Private and Business Customers, Mittelstandsbank and Commercial Real Estate remained the key profit drivers

The difficult circumstances in 2007 showed that Commerzbank has a balanced and robust business model. The core operating segments Private and Business Customers, Mittelstandsbank and Commercial Real Estate posted excellent performance, and in some cases clearly exceeded their own expectations.

The **Private and Business Customers** segment produced an operating profit of EUR 401

million. The return on equity improved to 16.2%. With high-quality advisory services, customer-oriented solutions and attractive products, such as the planned building loan with guaranteed protection against resale, the branch business and comdirect bank attracted a net total of 400,000 new customers since autumn 2006. The number of domestic private customers is now 5.5 million and is expected to grow to more than 6 million by 2009. BRE Bank in Poland and its direct subsidiary mBank also increased their private customers sharply by a quarter to more than 2 million. Another 260,000 are to be acquired through the introduction of the mBank model into the Czech Republic and Slovakia.

In Asset Management, the focus remains on the implementation of the Alpha growth program. Since the beginning in May 2006, cominvest has increased assets under management by more than EUR 10 billion to EUR 63 billion. The goal is to have more than EUR 70 billion in AuM by the end of this year.

With its excellent result of EUR 1.25 billion, **Mittelstandsbank** made by far the largest contribution to the overall result. High growth in the interest and commission business and the reversal of loan-loss provisions increased the return on equity from an already good 27% to an excellent 39%. This means that Commerzbank now manages a total of around 560,000 corporate customers, including business customers. Lending to Mittelstand customers increased sharply in 2007, rising by 12% – with most of the increase occurring in the second half of the year. Market penetration among German small and medium-sized enterprises will be increased by offering new products, such as a variable-rate loan and a loan with protection against resale. Mittelstandsbank expects an operating profit this year of more than EUR 1 billion.

The **Corporates & Markets** segment was hurt by the turbulence on the international financial markets last year and the resulting comprehensive revaluation of the portfolio of collateralized debt obligations. However, trading profit remained at a good level. This relatively high independence from market fluctuations confirms the bank's earlier decision to focus on client-related business.

The revaluations of residential mortgage-backed securities hurt the **Commercial Real Estate** segment. Had it not been for these write-downs, the result in this segment would have been much better. Net interest and commission income profited from the focus on high-margin business and a record EUR 37 billion in new commitments for real estate financing by Eurohypo. CommerzReal also made a large contribution to the result.

Public Finance and Treasury ended 2007 with a minus of EUR 90 million caused by a loss at Essen Hyp. Commerzbank Group aims to be among the two leading European providers by rearranging its public finance business and merging Essen Hyp with Eurohypo. Despite the additional costs as a result of the integration, public finance business should break even this year.

Commerzbank confident about the future

Overall, Commerzbank sees itself well equipped for the future. "Our goal and our challenge remains to make Commerzbank the true No. 1 in the German banking market," said Müller, reaffirming the bank's ambition. "After getting off to a good start we are confident for 2008. If we are spared significant negative surprises, we will again be able to reach our good 2007 results. If markets allow, we can even exceed these results."

Commerzbank Group: income statement (in million euro)

	2007	2006[1)]	4th Q 2007	4th Qy 2006[1)]
Net interest income	4020	3937	973	996
Loan loss provisions	- 479	- 878	- 61	- 79
Net commission income	3150	2927	735	798
Trading profit	879	1111	73	286
Result on financial assets	126	770	-123	50
Other result	183	- 14	- 29	- 4

Operating expenses	5366	5204	1399	1395
Operating profit	2513	2649	169	652
Taxes on income	580	595	20	182
After-tax profit	1925	1801	141	431
Consolidated surplus	1917	1604	201	359
Earnings per share (€)	2,92	2,44		
Return on equity after taxes	15,4%	14,2%		
Cost/income ratio in operating business	64,2%	59,6%		

[1]) after restatement

COMMERZBANK

/ press release /

January 31, 2008

Essen Hyp to be merged with Eurohypo
Commerzbank aims for top two position in European Public Finance

The merger of the Hypothekenbank in Essen AG (Essen Hyp) with Eurohypo AG is set to strengthen Commerzbank's Public Finance business. Through the combination of the two, we are consolidating our position as one of Europe's biggest banks for real estate and public sector finance. Eurohypo's Public Finance business model has proven a success for some time, and is further strengthened by this combination of forces and a united presence on the market. The merger is to take effect – on a financial reporting basis –retrospectively from January 1, 2008. The Commerzbank Group took over Essen Hyp as a whole at the beginning of 2008 by purchasing the 49 per cent share formerly held by the Dr. Schuppli Group.

"Commerzbank's public finance business has already made the Group one of the leading service providers in Europe. With this new structure, we want to carry on growing profitably, and to put down even deeper international roots. We are on the offensive and aim for a position amongst the leading two European Public Finance providers", said Michael Reuther, the Commerzbank Board Member responsible. "Our strategy and objectives are clearly set out: structured product solutions and greater customer focus. Together, they add up to higher profit margins," he continued. Eurohypo Board Chairman Bernd Knobloch joined him in stressing the benefits the merger would bring: "This is beneficial for both our customers and the Group," he said. "We have an excellent name and constitute the biggest issuer on the covered bond market. We are growing and adding to our market power."

Since 2005, Eurohypo has been steadily developing its public finance business model, based on active portfolio management and by extending its range of investments to include structured products. Today, in the same manner as in real estate finance, the strategy focuses on global business, with 54% of all new commitments in Public Finance coming from countries other than Germany. Eurohypo has also started to build up European origination. In addition, it is focusing on the integration and development of public-private partnerships of Essen Hyp and Eurohypo in collaboration with Commerzbank. Eurohypo has recently managed to close a number of landmark public-private partnership deals – including the financing of a project to build and renovate 32 schools in Hamburg.

Eurohypo will also continue with Essen Hyp's real estate business, while the retail residential credit business is to become a Group responsibility. In the course of the merger the Essen Hyp offices in Essen are to be closed. Essen Hyp's staff, whose total number is 203, are to be offered positions within the Commerzbank Group in the Rhine/Main region and in North Rhine-Westphalia.

The realignment of Essen Hyp's business and risk strategies was already initiated at the end of 2007. Despite the costs to be incurred as a consequence of the realignment of the business model, Commerzbank expects a balanced result for the Public Finance Division in the current business year 2008. "For the year 2010 we expect an operating profit in the segment Public Finance & Treasury of EUR 250 – 300 million", said Reuther.

Essen Hyp concentrates on public finance and had a balance sheet total of some EUR 93 billion (HGB) as per September 30, 2007. As at September 30, 2007, Eurohypo's balance sheet total stood at around EUR 218 billion (IFRS). Eurohypo Board member Henning Rasche remains in charge of Public Finance business after the merger.

END